

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

December 2, 2010

VIA U.S. MAIL and FACSIMILE

Yaron Menashe
Chief Financial Officer
Elbit Vision Systems LTD
7 Bareket Street, P.O.B. 3047
Industrial Park, Caesarea, Israel 38900

> **Re:** **Elbit Vision Systems LTD**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed July 15, 2010**
> **File No. 000-28580**

Dear Mr. Menashe:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies, page 32

1.      We see that you present revenue recognition as the only accounting policy that requires higher degrees of judgment.  Tell us why you do not believe the valuation of stock options or the impairment of goodwill and other long-lived assets are critical accounting policies.  In this regard, we see that you recognized material impairment to goodwill during 2009 and 2008 which required significant judgments and assumptions by management.

Results of Operations for the year ended December 31, 2009 compared with the year ended December 31, 2008

Sales, page 35

2.      We note that you attribute the significant decrease in sales to the "global economic downturn."  In future filings, please revise to provide a more substantive discussion of the reasons for the decrease in revenue.  In that regard, please discuss whether the decrease was related to sales volume or price declines. You could also discuss how each "family" of products performed compared to the prior year and the underlying reasons for any changes in sales patterns.  Refer to Item 303 of Regulation S-K.

Cost of Revenues, page 35

3.      We see that you recognized a $1.36 million charge for a "purchase price allocation write-off" in connection with the purchase of ScanMaster.  Please tell us the nature of the write off and why the charge was recognized during fiscal year 2009.

4.      We see from your discussion that you implemented cost-cutting measures and massive manpower reductions.  In future filings, please disclose the impact of the cost-cutting measures on cost of revenues.

5.      As a related matter, we reference the disclosure here and on page 19 that you instituted cost cutting measures during 2009, including a "massive manpower reduction during February and November 2009."  Please tell us how you considered the footnote and MD&A disclosures required by FASB ASC 420-10-50 and SAB Topic 5.P.4.

General and administrative Expenses, page 36

6.      We note that general and administrative expenses decreased from $2.1 million in
        2008 to $1.4 million in 2009.  In this regard, your discussion explains an increase
        in expenses in 2009 due to doubtful accounts.  Please tell us the underlying
        reasons for the *decrease* in general and administrative expenses.  In future filings,
        please clearly discuss the underlying reasons for significant changes in expenses.

Liquidity and Capital Resources, page 39

7.      We note that your discussion of liquidity and capital resources does not appear to
        be complete under the requirements of Item 303(a)(1) and (2) of Regulation S-K.
        In that regard, we see that your auditors have expressed substantial doubt
        regarding your ability to continue as a going concern.  Accordingly, in future
        filings please disclose:

        •   Your primary sources and uses of cash.  Describe how you intend on
            financing your continuing operations, including a discussion of your specific
            plan to continue as a going concern.
        •   We see that you plan to continue to raise funds through the sale of additional
            equity or debt securities.  Please describe the expected sources and amounts.
        •   Describe expected capital expenditures, including how you intend on
            financing capital expenditures.
        •   The amount of cash you believe is needed to continue to develop and market
            your products.

        Please provide us with a copy of your proposed revised disclosure. For further
        guidance on disclosures about liquidity and capital resources, refer to Section IV
        of Securities Act Release 33-8350, "Interpretation: Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and
        Results of Operations."   Please also refer to Section 607.2 of the SEC's Financial
        Reporting Codification.

Item 15.  Controls and Procedures, page 77

8.      We note the disclosure that you have in place effective controls and procedures.
        In future filings, please revise to clearly disclose whether your disclosure controls
        and procedures are "effective" or "not effective" in compliance with Item 307 of
        Regulation S-K.

9.      We note that you have provided management's report on internal control over
        financial reporting as of December 31, 2007.  Please amend your filing to include
        management's report on internal control over financial reporting as of December
        31, 2009.  Refer to Rule 308T of Regulation S-K and Exchange Act Rule 13a-

15(c).  In this regard, it also appears that the Form 20-F as of December 31, 2008 does not include the required management's assessment as of that date.  This comment also applies to that filing.

10.  In addition, as it appears that management failed to perform or complete its report on internal control over financial reporting, please tell us your basis for concluding that disclosure controls and procedures are effective as of December 31, 2009.  In particular, please we refer you to the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

11.  Please tell us how you present non-cash stock based compensation in the statement of cash flows.

Note 1.  General, page F-8

12.  Please tell us when you entered into a plan to dispose of ScanMaster.  Also, tell us how you considered the guidance from FASB ASC 205-20-45-1 and FASB ASC 360-10-45-9 in assessing whether discontinued operations presentation was applicable as of December 31, 2009.

Note 4.  Inventories, page F-18

13.  We see from page F-12 that inventory that is under the trial period is recorded as "consigned inventory."  In future filings, please disclose the amount of inventory classified as "consigned" at the balance sheet date.

Note 17.  Business and Geographical Segments, page F-35

14.  Regarding the disclosure of geographic information, if revenue from external customers attributed to an individual foreign country is material, then please disclose those revenues separately in future filings.  Refer to FASB ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.  If you have other questions, please contact me at (202) 551-3676.

Sincerely,


Brian Cascio
Accounting Branch Chief